

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2013

<u>Via E-Mail</u>
Mr. Edward E. Cohen
Chief Executive Officer
Atlas Resource Partners, L.P.
Park Place Corporate Center One
1000 Commerce Drive, 4th Floor
Pittsburgh, PA 15275-1011

     Re: **Atlas Resource Partners, L.P.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 1, 2013
               File No. 1-35317

Dear Mr. Cohen:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ A.N. Parker *for*

                    H. Roger Schwall
                    Assistant Director